Primary Business Name: TOR BROKERAGE LLC   **BD Number: 135274**

BD - AMENDMENT

03/02/2021

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
⦿ Yes ○ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
APPELSON, STUART DAVID	I	FINOP	03/2005	NA	N	N	2176520
GCR INC.	DE	MEMBER	02/2021	C	Y	N	46-5014048
LEO, JOSEPH ANTHONY JOHN	I	MEMBER	02/2021	B	N	N	xxx-xx-xxxx
SANDOR, VICTOR EROL	I	MANAGER, CHIEF COMPLIANCE OFFICER, AML COMPLIANCE OFFICER	02/2005	NA	Y	N	2437119
VCT HOLDINGS II LLC	DE	MEMBER	02/2021	C	Y	N	84-3397585
VCT HOLDINGS LLC	DE	MEMBER	03/2020	B	N	N	82-3360602

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